Fuxing China Group Limited

May 14, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Kevin Woody
Eranga Dias
Asia Timmons-Pierce

Re:	Fuxing China Group Limited
Amendment No. 9 to Registration Statement on Form F-1
Filed May 9, 2025
File No. 333-278459

Ladies and Gentlemen:

This letter is in response to the letter dated May 14, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission addressed to Fuxing China Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comment in this response and numbered it accordingly.

Amendment No. 9 to Registration Statement on Form F-1 filed May 9, 2025

General

1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

Response: The Company respectfully advises the Staff that the requirement of Item 8.A.4 of Form 20-F that, in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering (the “12-Month Requirement”) does not apply to the Company, since the Company is a public company in Singapore.

Instruction 2 to Item 8.A.4 of Form 20-F provides that “the additional requirement that financial statements be no older than 12 months at the date of filing applies only in those limited cases where a nonpublic company is registering its initial public offering of securities.” In addition, the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance of the Commission at Section III.B.c. notes that: “Also, Item 8.A.4 requires that audited financial statements in initial public offerings be no more than 12 months old at the time of filing. The Item states that this requirement may be satisfied with an audit as of an interim date. This requirement is in addition to the requirement that the audited annual financial statements be no more than 15 months old at the time of effectiveness of a registration statement. However, an instruction clarifies that this applies only where the registrant is not public in any jurisdiction.”

The Company is a public company in Singapore and its ordinary shares are listed on the Mainboard of the Singapore Exchange Securities Trading Limited. Therefore, the 12-Month Requirement is not applicable to the Company and the Company meets the requirement that its audited annual financial statements be no more than 15 months old at the time of effectiveness of the registration statement.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shaolin Hong
Name:	Shaolin Hong
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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